ABX LONGEVITY GROWTH AND INCOME FUND

333 S. Garland Ave, Suite 1500

Orlando, FL 32801

July 8, 2026

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ashley Vroman-Lee

Re:	Abacus Longevity Growth and Income Fund

Registration Statement on Form N-2

File No. 811-23900

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ABX Longevity Growth and Income Fund hereby requests acceleration of the effective date of the above referenced Registration Statement so that the Registration Statement shall become effective at 9:00 a.m., Eastern Time, on July 13, 2026, or as soon as practicable thereafter.

Please contact Thomas V. Bohac of Troutman Pepper Locke LLP, the Registrant’s legal counsel, at (312) 443-0337 if you have any questions or require any additional information. In addition, please notify Mr. Bohac via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

ABX LONGEVITY GROWTH AND INCOME FUND

/s/ Jay Jackson
Name: Jay Jackson
Title: Chief Executive Officer

Distribution Services, LLC

/s/ Gordon Taylor
Name: Gordon Taylor
Title: Vice President

CC: Thomas V. Bohac (Troutman Pepper Locke LLP)